NSAR QUESTIONNAIRE - MASTER TRUST
ATTACHMENT

Sub-Item 77D(a)

At a meeting held on August 5, 2003, the Board of Trustees of the Registrant approved the following:

(a) Authorized the Tactical Maturity Bond Portfolio (Series 2) to change the maturity range for one of its two investment components. The Tactical Maturity Bond Fund currently invests in two broad components, short-term bonds and long-term bonds. Previously, within the long-term bond component, the Fund invested in bonds with maturities of 25-years or more. The maturity range was decreased to 20-years or more.

(b) Approved the ability of all Wells Fargo income portfolios (Series 1, 2, 3 and 4) to invest in Stripped Mortgage-Backed Securities.